Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 32-A-II dated May 17, 2010	Term sheet to Product Supplement No. 32-A-II Registration Statement No. 333-155535 Dated June 10, 2011; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund due June 27, 2016

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 27, 2016.*
  Cash payment at maturity of principal plus the Additional Amount, if any, as described below.
  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket consisting of an equity index and an equity fund over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking repayment of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about June 22, 2011 and are expected to settle on or about June 27, 2011.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of the Dow Jones Industrial AverageSM (“DJI”) (the “Basket Index”) and the iShares® MSCI EAFE Index Fund (“EFA”) (the “Basket Fund”). The Basket Index and the Basket Fund are each referred to as a “Basket Component,” and collectively, the “Basket Components.”

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Basket Return × the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	100%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about June 22, 2011.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on the Averaging Dates.
Basket Closing Level:	On each Averaging Date, the Basket Closing Level will be calculated as follows:
100 × [1 + (DJI Return × 50%) + (EFA Return × 50%)]

Each of the DJI Return and the EFA Return reflects the performance of the relevant Basket Component, expressed as a percentage, from the relevant Basket Component closing level or closing price on the pricing date (divided by, in the case of EFA, the Share Adjustment Factor) to its closing level or closing price on the relevant Averaging Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-II.

Share Adjustment Factor:

With respect to the Basket Fund, 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes – Payment at Maturity” and “General Terms of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 32-A-II for further information about these adjustments.

Averaging Dates:

September 22, 2011*, December 22, 2011*, March 22, 2012*, June 22, 2012*, September 24, 2012*, December 24, 2012*, March 22, 2013*, June 24, 2013*, September 23, 2013*, December 23, 2013*, March 24, 2014*, June 23, 2014*, September 22, 2014*, December 22, 2014*, March 23, 2015*, June 22, 2015*, September 22, 2015*, December 22, 2015*, March 22, 2016* and June 22, 2016* (the final Averaging Date)

Maturity Date:	June 27, 2016*
CUSIP:	48125XUR5
*	Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-II.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 32-A-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement no. 32-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 32-A-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $44.00 per $1,000 principal amount note and may use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $10.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be less than $44.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions to be allowed to other dealers, exceed $65.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-128 of the accompanying product supplement no. 32-A-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 10, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-A-II dated May 17, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC’s website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC’s website):

  Product supplement no. 32-A-II dated May 17, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002020/e38794_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC’s website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, all references to “Principal Protected Notes Linked to a Weighted Basket of Components” or “Principal Protected Notes” in the accompanying product supplement no. 32-A-II are deemed to refer to “Notes Linked to an Equally Weighted Basket of Components” and “Notes” respectively.

Selected Purchase Considerations

  POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION OF THE BASKET COMPONENTS — The return on the notes is linked to an equally weighted basket consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund. The Dow Jones Industrial AverageSM consists of 30 component stocks that are intended to be representative of the broad market of U.S. industry. The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian (Australian and Asian), and Far Eastern markets, as measured by the MSCI EAFE Index, which we refer to as the iShares® MSCI EAFE Index Fund Underlying Index. For additional information about the Basket Components, see the information set forth in Appendix A to this term sheet and under “The iShares® MSCI EAFE Index Fund” in the accompanying product supplement no. 32-A-II.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-A-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on June 10, 2011 and we had determined the comparable yield on that date, it would have been an annual rate of 2.89%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 2.89% and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Fund or any of the component equity securities of the Basket Index or the securities held by the Basket Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-A-II dated May 17, 2010.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested directly in the Basket Fund or any of the component equity securities of the Basket Index or the securities held by the Basket Fund or in the securities composing the Basket Components or contracts related to the Basket Index. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on an Averaging Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes decline.
  THE QUARTERLY AVERAGING CONVENTION USED TO CALCULATE THE ENDING BASKET LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument whose return is based solely on the performance of the Basket. Your ability to participate in the appreciation of the Basket may be limited by reference to the quarterly averaging used to calculate the Ending Basket Level, especially if there is a significant increase in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket closing level during the term of the notes. Accordingly, you may not receive the benefit of the full appreciation of the Basket between each of the Averaging Dates or between the pricing date and the final Averaging Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Components.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  CHANGES IN THE LEVELS OR PRICES, AS APPLICABLE, OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Movements in the level or price, as applicable, of the Basket Components may not correlate with each other. At a time when the level or price, as applicable, of one of the Basket Components increases, the level or price, as applicable, of the other Basket Component may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level or price, as applicable, of one Basket Component may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Component.
  THE BASKET FUND, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of most of the equity securities held by the Basket Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Basket Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Basket Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Basket Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Basket Fund will be adversely affected and the payment at maturity of the notes may be reduced.
  THERE ARE RISKS ASSOCIATED WITH THE BASKET FUND — Although shares of the Basket Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Basket Fund or that there will be liquidity in the trading market. In addition, the Basket Fund is subject to management risk, which is the risk that the strategy of BlackRock Fund Advisors (“BFA”), the Basket Fund’s investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BFA may select up to 10% of the Basket Fund’s assets to be invested in securities not included in its Underlying Index but which BFA believes will help the Basket Fund track its Underlying Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA. Any of such actions could adversely affect the market price of the shares of the Basket Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE BASKET FUND AND THE MSCI EAFE® INDEX — The Basket Fund does not fully replicate the MSCI EAFE® Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Basket Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-2

  the variance between the Basket Fund and the Underlying Index. Finally, because the shares of the Basket Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Basket Fund may differ from the net asset value per share of the Basket Fund. For all of the foregoing reasons, the performance of the Basket Fund may not correlate with the performance of the Underlying Index.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS — The equity securities that compose the iShares® MSCI EAFE Index Fund have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE BASKET FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Basket Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Basket Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Components;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Index or held by the Basket Fund;
    interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Basket Fund;
    the level of inflation;
    the occurrence of certain events to the Basket Fund that may or may not require an adjustment to the Share Adjustment Factor;
    a variety of economic, financial, political, regulatory and judicial events that affect the equity securities underlying the Basket Index or held by the Basket Fund, or stock markets generally;
    the exchange rate and volatility of the exchange rate between the U.S. Dollar and each of the currencies in which the equity securities held by the Basket Fund trade and the correlation between those rates and the prices of shares of the Basket Fund;
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-3

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including the payment of the Additional Amount) on a $1,000 principal amount note for a hypothetical range of performances for the Basket Return from -80% to +80%, and reflects the Starting Basket Level of 100 and the Participation Rate of 100%. The Ending Basket Level is the arithmetic average of the Basket Closing Levels on each of the quarterly Averaging Dates and is not the Basket Closing Level on the Final Averaging Date. For more information about how the Ending Basket Level is calculated, see “Sensitivity Analysis — Hypothetical Ending Basket Levels” below. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Ending Basket Level	Hypothetical Basket Return	Hypothetical Basket Return x Participation Rate (100%)	Additional Amount		Principal		Hypothetical Payment at Maturity
180.00	80.00%	80.00%	$800.00	+	$1,000	=	$1,800
170.00	70.00%	70.00%	$700.00	+	$1,000	=	$1,700
160.00	60.00%	60.00%	$600.00	+	$1,000	=	$1,600
150.00	50.00%	50.00%	$500.00	+	$1,000	=	$1,500
140.00	40.00%	40.00%	$400.00	+	$1,000	=	$1,400
130.00	30.00%	30.00%	$300.00	+	$1,000	=	$1,300
120.00	20.00%	20.00%	$200.00	+	$1,000	=	$1,200
115.00	15.00%	15.00%	$150.00	+	$1,000	=	$1,150
110.00	10.00%	10.00%	$100.00	+	$1,000	=	$1,100
105.00	5.00%	5.00%	$50.00	+	$1,000	=	$1,050
100.00	**0.00%**	**0.00%**	**$0.00**	**+**	**$1,000**	**=**	**$1,000**
95.00	-5.00%	0.00%	$0.00	+	$1,000	=	$1,000
90.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000
85.00	-15.00%	0.00%	$0.00	+	$1,000	=	$1,000
80.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000
70.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000
60.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000
50.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000
40.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000
30.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000
20.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(120-100)/100] × 100%) = $1,200

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-4

Sensitivity Analysis — Hypothetical Ending Basket Levels

The movement of the Basket over the term of the notes may have a significant effect on your payment at maturity because your return is calculated based on the arithmetic average of the Basket Closing Levels on each of the twenty quarterly Averaging Dates.

The following examples illustrate the determination of the Ending Basket Level, reflect the Starting Basket Level of 100 and a Participation Rate of 100%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Example 1:

Averaging Date	DJI Return	EFA Return	Percent Change in Basket	Basket Closing Level

First	-1.00%	6.00%	2.50%	102.50
Second	0.00%	8.00%	4.00%	104.00
Third	1.00%	10.00%	5.50%	105.50
Fourth	2.00%	12.00%	7.00%	107.00
Fifth	3.00%	14.00%	8.50%	108.50
Sixth	4.00%	16.00%	10.00%	110.00
Seventh	5.00%	18.00%	11.50%	111.50
Eighth	6.00%	20.00%	13.00%	113.00
Ninth	7.00%	22.00%	14.50%	114.50
Tenth	8.00%	24.00%	16.00%	116.00
Eleventh	9.00%	26.00%	17.50%	117.50
Twelfth	10.00%	28.00%	19.00%	119.00
Thirteenth	11.00%	30.00%	20.50%	120.50
Fourteenth	12.00%	32.00%	22.00%	122.00
Fifteenth	13.00%	34.00%	23.50%	123.50
Sixteenth	14.00%	36.00%	25.00%	125.00
Seventeenth	15.00%	38.00%	26.50%	126.50
Eighteenth	16.00%	40.00%	28.00%	128.00
Nineteenth	17.00%	42.00%	29.50%	129.50
Final	18.00%	44.00%	31.00%	131.00

Ending Basket Level:	116.75
Basket Return:	16.75%
Payment at Maturity:	$1,167.50

Because the level of the Basket initially decreases before steadily increasing over the term of the notes, the Ending Basket Level is less than the Basket Closing Level on the Final Averaging Date. Under these circumstances, you will not receive the full benefit of the appreciation of the Basket between the Pricing Date and the Final Averaging Date.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-5

Example 2:

Averaging Date	DJI Return	EFA Return	Percent Change in Basket	Basket Closing Level

First	2.00%	1.00%	1.50%	101.50
Second	4.00%	1.50%	2.75%	102.75
Third	6.00%	2.00%	4.00%	104.00
Fourth	8.00%	2.50%	5.25%	105.25
Fifth	10.00%	3.00%	6.50%	106.50
Sixth	12.00%	3.50%	7.75%	107.75
Seventh	14.00%	4.00%	9.00%	109.00
Eighth	16.00%	4.50%	10.25%	110.25
Ninth	18.00%	5.00%	11.50%	111.50
Tenth	20.00%	5.50%	12.75%	112.75
Eleventh	22.00%	6.00%	14.00%	114.00
Twelfth	24.00%	6.50%	15.25%	115.25
Thirteenth	21.00%	7.00%	14.00%	114.00
Fourteenth	18.00%	7.50%	12.75%	112.75
Fifteenth	15.00%	8.00%	11.50%	111.50
Sixteenth	12.00%	7.50%	9.75%	109.75
Seventeenth	9.00%	7.00%	8.00%	108.00
Eighteenth	6.00%	6.50%	6.25%	106.25
Nineteenth	3.00%	6.00%	4.50%	104.50
Final	0.00%	5.50%	2.75%	102.75

Ending Basket Level:	108.50
Basket Return:	8.50%
Payment at Maturity:	$1,085.00

Because the level of the Basket increases steadily over most Averaging Dates before declining during the latter portion of the term of the notes, the Ending Basket Level is greater than the Basket Closing Level on the Final Averaging Date. Under these circumstances, the quarterly averaging convention helps the notes outperform the appreciation of the Basket from the Pricing Date to the Final Averaging Date.

Example 3:

Averaging Date	DJI Return	EFA Return	Percent Change in Basket	Basket Closing Level

First	-3.00%	-1.00%	-2.00%	98.00
Second	-4.00%	-1.00%	-2.50%	97.50
Third	-5.00%	-1.00%	-3.00%	97.00
Fourth	-6.00%	-1.00%	-3.50%	96.50
Fifth	-7.00%	-1.00%	-4.00%	96.00
Sixth	-8.00%	-1.00%	-4.50%	95.50
Seventh	-9.00%	-1.00%	-5.00%	95.00
Eighth	-10.00%	0.00%	-5.00%	95.00
Ninth	-8.00%	1.00%	-3.50%	96.50
Tenth	-6.00%	2.00%	-2.00%	98.00
Eleventh	-4.00%	3.00%	-0.50%	99.50
Twelfth	-2.00%	4.00%	1.00%	101.00
Thirteenth	0.00%	5.00%	2.50%	102.50
Fourteenth	2.00%	6.00%	4.00%	104.00
Fifteenth	4.00%	7.00%	5.50%	105.50
Sixteenth	6.00%	8.00%	7.00%	107.00
Seventeenth	8.00%	9.00%	8.50%	108.50
Eighteenth	10.00%	10.00%	10.00%	110.00
Nineteenth	12.00%	11.00%	11.50%	111.50
Final	14.00%	12.00%	13.00%	113.00

Ending Basket Level:	101.375
Basket Return:	1.375%
Payment at Maturity:	$1,013.75

Because the level of the Basket steadily declines for most of the term of the notes before increasing sharply during periods near maturity, the Ending Basket Level is less than the Basket Closing Level on the Final Averaging Date. Under these circumstances, you will not receive the full benefit of the appreciation of the Basket between the Pricing Date and the Final Averaging Date.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-6

Hypothetical Graph of Amounts Payable at Maturity

The following graph demonstrates a subset of the hypothetical returns detailed in the table above (-30% to 40%). The numbers appearing in the graph have been rounded for ease of analysis. We cannot give you assurance that the performance of the Basket will result in the payment at maturity in excess of the $1,000 principal amount note.

Historical Information

The following graphs show the historical weekly performance of each Basket Component from January 6, 2006 through June 3, 2011. The last graph below shows the weekly performance of the Basket as a whole from January 6, 2006 through June 3, 2011 and assumes the Basket level on January 6, 2006 was 100 and that each Basket Component had a 50% weight in the Basket on that date. The closing level of the Dow Jones Industrial AverageSM on June 9, 2011 was 12,124.36. The closing price of the iShares® MSCI EAFE Index Fund on June 9, 2011 was $60.55. We obtained the index closing levels and index fund closing prices and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels and prices of each Basket Component and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of the Basket Components on any of the Averaging Dates. We cannot give you assurance that the performance of the Basket Components will result in any positive return on your initial investment.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-7

APPENDIX A

The Dow Jones Industrial AverageSM

We have derived all information contained in this term sheet regarding the Dow Jones Industrial AverageSM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information prepared by CME Group Index Services LLC (“CME”), a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company, Inc. (“Dow Jones”). Such information reflects the policies of, and is subject to change by, CME. We make no representation or warranty as to the accuracy or completeness of such information. The Dow Jones Industrial AverageSM is an index calculated, published and disseminated by CME. CME has no obligation to continue to publish, and may discontinue publication of, the Dow Jones Industrial AverageSM.

The Dow Jones Industrial AverageSM is reported by Bloomberg L.P. under the ticker symbol “INDU.”

The Dow Jones Industrial AverageSM was introduced to the investing public by Charles Dow on May 26, 1896 and originally comprised only 12 stocks. It has since become one of the most well known and widely followed indicators of the U.S. stock market and is the oldest continuing stock market index in the world. The Dow Jones Industrial AverageSM consists of 30 common stocks chosen as representative of the broad market of U.S. industry. Many of the companies represented in the Dow Jones Industrial AverageSM are household names and leaders in their respective industries, and their stocks are widely held by both individual and institutional investors. Because the Dow Jones Industrial AverageSM is so well known and its performance is generally perceived to reflect that of the overall domestic equity market, it is often used as a benchmark for investments in equities, mutual funds, and other asset classes.

The Dow Jones Industrial AverageSM is a price-weighted index rather than market capitalization-weighted index. In essence, the Dow Jones Industrial AverageSM consists of one share of each of the 30 stocks included in the Dow Jones Industrial AverageSM. Thus, the weightings of the components of the Dow Jones Industrial AverageSM are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding. This distinction stems from the fact that, when initially created, the Dow Jones Industrial AverageSM was a simple average (hence the name), and was computed merely by adding up the prices of the stocks in the Dow Jones Industrial AverageSM and dividing that sum by the total number of stocks in the Dow Jones Industrial AverageSM. However, it eventually became clear that a method was needed to smooth out the effects of stock splits and other composition changes to prevent these events from distorting the level of the Dow Jones Industrial AverageSM. Therefore, a divisor was created that has been periodically adjusted over time. This divisor, when divided into the sum of the prices of the stocks in the Dow Jones Industrial AverageSM, generates the number that is reported every day in newspapers, on television and radio, and over the internet. With the incorporation of the divisor, the Dow Jones Industrial AverageSM can no longer be considered an average.

The components of the Dow Jones Industrial AverageSM are selected by a committee composed of the managing editor of The Wall Street Journal, which is published by Dow Jones, the head of Dow Jones Indexes research and the head of CME Group research (the “Averages Committee”). The Averages Committee was created in February 2010, when Dow Jones Indexes became part of CME. Periodically, the Averages Committee reviews and makes changes to the composition of the Dow Jones Industrial AverageSM. While component selection is not governed by quantitative rules, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors. The inclusion of any particular company in the Dow Jones Industrial AverageSM does not constitute a prediction as to the company’s future results of operations or stock market performance. For the sake of continuity, composition changes are rare, and generally have occurred only after corporate acquisitions or other dramatic shifts in a component company’s core business. When such an event necessitates that one component be replaced, the entire index is reviewed. As a result, multiple component changes are often implemented simultaneously.

License Agreement between Dow Jones and JPMorgan Chase & Co.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, a licensed trademark of CME, and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” and “Dow Jones Indexes” are service marks of Dow Jones and have been licensed for use for certain purposes by JPMorgan Chase & Co. Dow Jones, CME and their respective affiliates have no relationship to the JPMorgan Chase & Co., other than the licensing of the Dow Jones Industrial Average (DJIA) and their respective service marks for use in connection with the certain financial products, including the notes.

Dow Jones, CME and their respective affiliates do not:

  sponsor, endorse, sell or promote the notes.
  recommend that any person invest in the notes.
  have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
  have any responsibility or liability for the administration, management or marketing of the notes.
  consider the needs of the notes or the owners of the notes in determining, composing or calculating the DJIA or have any obligation to do so.

Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by JPMorgan Chase & Co., but which may be similar to and

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-8

competitive with the notes. In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the DJIA. It is possible that this trading activity will affect the value of the DJIA and the notes.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the notes. Specifically,

  Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:
    the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the DJIA and the data included in the DJIA;
    the accuracy or completeness of the DJIA or its data;
  the merchantability and the fitness for a particular purpose or use of the DJIA or its data;
  Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;
  under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing relating to the use of the indexes and trademarks referred to above by JPMorgan Chase & Co. is solely for the benefit of JPMorgan Chase & Co., and not for any other third parties.

JPMorgan Structured Investments — Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial AverageSM and the iShares® MSCI EAFE Index Fund	TS-9